November 19, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attn: Mara L. Ransom

Re:	ZAGG Inc Registration Statement on Form S-3 File No. 333-228262 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, ZAGG Inc (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-228262) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2018 be accelerated so that it may become effective at 5:00 p.m. (EST) on Wednesday, November 21, 2018, or as soon thereafter as practicable.
The Registrant also requests that it be notified of such effectiveness by a telephone call to its outside counsel, Jeffrey M. Jones, of the law firm Durham Jones & Pinegar, P.C., at (801) 415-3000, and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to its outside counsel via facsimile at (801) 415-3500 or by email at jjones@djplaw.com.

Sincerely,

ZAGG Inc

/s/ BRADLEY J. HOLIDAY
Bradley J. Holiday
Chief Financial Officer